UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated  December 1, 2008
Commission file number  001-15254
ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 – 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)
(403) 231-3900

(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):            N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F‑3 (FILE NO. 33‑77022) AND FORM F-10 (FILE NO. 333-141478 AND 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated November 17, 2008.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: December 1, 2008	By:	/s/ “Alison T. Love”
Alison T. Love
Vice President & Corporate Secretary

NEWS RELEASE
Enbridge Increases Stake in Enbridge Energy Partners
CALGARY, ALBERTA and HOUSTON — November 17, 2008 — Enbridge Inc. (TSX: ENB, NYSE:ENB) and Enbridge Energy Partners L.P. (“Enbridge Partners” or “EEP”) announced today that Enbridge has agreed to subscribe for 16.25 million Class A common units of EEP at a price of US$30.76 per unit, or approximately US$500 million in aggregate. The units will be acquired by Enbridge’s subsidiary, Enbridge Energy Company, Inc., the general partner of EEP, which will also contribute approximately US$10 million to maintain its 2.0% general partner interest. The transaction has been approved by an independent committee of the Board of Directors of Enbridge Energy Management, L.L.C. on behalf of EEP.
Enbridge’s overall ownership in EEP will increase from approximately 15% to approximately 27% as a result of this transaction, which is expected to close on December 4, 2008.
“Enbridge Partners has an attractive slate of growth projects which will contribute to its future earnings and cash flow, and we will now have an increased participation in this growth”, said Patrick D. Daniel, President and Chief Executive Officer, Enbridge Inc. “This investment will be immediately accretive to Enbridge’s earnings per share and will reinforce our long-term growth. We have allowed for such an investment in our financing plans, which include sufficient flexibility to accommodate the required funding”.
Terrance L. McGill, President of EEP’s management company and of its general partner said, “This injection of capital increases our available liquidity to approximately $1.5 billion and provides a strong foundation for our 2009 capital program. We are closely managing our discretionary capital program and we plan to fund the balance of our key capital expenditures through some combination of debt issuance, further equity issuance and potential asset sales. As expected, we are seeing significant earnings and cash flow from Stage 1 of our Southern Access expansion program which was commissioned on schedule on April 1 of this year, as well as from our new Clarity natural gas pipeline. The second stage of Southern Access is on schedule to commence service in April of next year, and Alberta Clipper is expected to come into service and begin contributing to earnings and cash flow in mid-2010”.
About Enbridge Inc.
Enbridge Inc., a Canadian company, is a leader in energy transportation and distribution in North America and internationally. As a transporter of energy, Enbridge operates, in Canada and the United States, the world’s longest crude oil and liquids transportation system. The Company also has international operations and a growing involvement in the natural gas transmission and midstream businesses. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 5,700 people, primarily in Canada, the U.S. and South America. Enbridge’s common shares trade on the Toronto Stock Exchange in Canada and on the New York Stock Exchange in the U.S. under the symbol ENB. Information about Enbridge is available on the Company’s web site at www.enbridge.com.
About Enbridge Energy Partners, L.P.
Enbridge Energy Partners, L.P. (NYSE: EEP) (www.enbridgepartners.com) owns and operates a diversified portfolio of crude oil and natural gas transportation systems in the United States. Its principal crude oil system is the largest transporter of growing oil production from western Canada. The system’s deliveries to refining centers and connected carriers in the United States account for approximately 11 percent of total U.S. oil imports; while deliveries to Ontario, Canada satisfy approximately 60 percent of refinery demand in that region. The Partnership’s natural gas gathering, treating, processing and transmission assets, which are principally located onshore in the active U.S. Mid-Continent and Gulf Coast area, deliver approximately 3 billion cubic feet of natural gas daily.
Enbridge Energy Management, L.L.C. (NYSE: EEQ) (www.enbridgemanagement.com) manages the business and affairs of the Partnership and its sole asset is an approximate 14 percent interest in the Partnership.

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc.

Jennifer Varey Media (403) 508-6563 Toll-free: (888) 992-0997 Email: jennifer.varey@enbridge.com	Vern Yu Investment Community (403) 231-3946 Email: vern.yu@enbridge.com
Website:  www.enbridge.com
Enbridge Energy Partners, L.P.

Larry Springer Media Telephone: (713) 821-2253 E-mail: usmedia@enbridge.com	Douglas Montgomery Investment Community Toll-free: (866) EEP INFO or (866) 337-4636 E-mail: eep@enbridge.com
Website:  www.enbridgepartners.com